ACM Managed Income Fund, Inc.

Exhibit 77C

811-05643

77C – Matters submitted to a vote of security holders

A Special Meeting of Shareholders of ACM Managed Income Fund, Inc. (“ACM V”) was held on March 25, 2004.  A description of each proposal and number of shares voted at the meeting are as follows:

	Shares Voted For	Shares Withheld
To elect four Directors of ACM V for a term of two or three years and until his or her successor is duly elected and qualifies. John H. Dobkin Clifford L. Michel Donald J. Robinson Marc O. Mayer	19,866,433 19,867,065 19,862,860 19,844,482	558,654 558,022 562,227 580,605

S:\MF_Legal\Dennis\NSAR's\NSAR.Exhibit 77C. ACM V.3-04.doc